Wally World Media, Inc.
200 Centennial Avenue, Suite 200
Piscataway, New Jersey 08854

March 6, 2013

VIA EDGAR
Mark P. Shuman, Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:         Wally World Media, Inc.
Registration Statement on Form S-1/A
Filed February 1, 2013
File No. 333-185694

Dear Mr. Shuman:

We are in receipt of your comment letter dated February 20, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:	We have updated the financial statements, Management Discussion and Analysis and related disclosures to include the quarter ended December 31, 2012 pursuant to Rule 8-08 of Regulation S-X.

Prospectus Cover Page

2.
In the context of describing the YouPop platform, you state that you expect that your users would be able to accept donations from people who are attending the event. This disclosure appears to relate to Party Crowd rather than YouPop. Please revise.

RESPONSE:
On the prospectus cover page, we have removed the sentence that read “Additionally, we expect that our users would be able to accept donations from people who are attending the event.” because that disclosure would relate to Party Crowd.

3.
Prior comment 10 requested that you provide a brief description of the proposed monetization structure for the platforms. Please briefly explain in Overview, how you intend to monetize the YouPop platform.

RESPONSE:	On the prospectus cover page, we have included a brief explanation in the Overview section that we intend to monetize the YouPop platform by charging each party a transaction fee of up to 15%.

Risk Factors

General

4.
In your response to prior comment 35, you state that it is possible that some users may try to use your platform for unlawful transactions. Please tell us what consideration you gave to the inclusion of a risk factor disclosing any financial or legal risks attributable to unlawful use of the platform.

RESPONSE:	On page 4, we have included a risk factor that discloses any financial or legal risks attributable to unlawful use of the platform.

If we are Unable to Secure Additional Capital … page 4

5.
In this risk factor and elsewhere, you state that you will need a minimum of $60,000 in order to fund your operations for a period of one year. However, on page 23, you state that over the twelve-month period starting upon the effective date of this registration statement, you must raise $400,000 in additional capital. Please ensure that short-term capital requirements are disclosed consistently.

RESPONSE:	On page 23, we have revised our disclosure to clarify that over the twelve-month period starting upon the effective date of this registration statement, we must raise $60,000 in additional capital.

We are an “Emerging Growth Company”…, page 6

6.
Please tell us what consideration you gave to including a separately captioned risk factor discussing the exemptions for smaller reporting companies that may be available to you once you are no longer an emerging growth company. For example, as we explained in prior comment 16, as a smaller reporting company you will not be required to obtain an auditor attestation with respect to management’s conclusion about the effectiveness of internal controls over financial reporting, for so long as you remain a smaller reporting company.

RESPONSE:
On page 10, we have added a separately captioned risk factor that discusses the exemptions for smaller reporting company and that, even after we are no longer an “emerging growth company” we may be a smaller reporting company that would have reduced disclosure requirements.

7.
You clarify that you may choose to take advantage of exemptions from reporting requirements generally applicable to other public companies that are not emerging growth companies. In light of the fact that you state that you are an emerging growth company in the caption of this risk factor, and elsewhere in the registration statement, please revise to fully clarify that you have elected to rely on this exemption and that you expect to continue doing so.

RESPONSE:	On page 6, we have clarified our disclosure to clearly state that we have elected to rely on the reduced disclosure requirements for emerging growth companies and expect to continue to do so.

Our Common Shares will not be Registered Under the Exchange Act…, page 6

8.
You state that you will register your common shares under the Exchange Act if you have after the last day of your fiscal year, more than 500 shareholders of record. Please clarify whether you intend to voluntarily register under Section 12(g) of the Securities Exchange Act in these circumstances, regardless of whether you are obligated to do so. Recent amendments to Section 12(g) impose registration requirements if your shareholder base consists of: (i) 2000 persons, or (ii) 500 persons who are not accredited investors. Further, please note that Section 12(g) also requires that an issuer have total assets exceeding $10 million. Alternatively, as indicated above, such registration can be made on voluntary basis.

RESPONSE:
On page 6, we have clarified our disclosure to clearly state that we do not intend to comply with the registration requirements under Section 12(g) unless we are required to do so because we meet the shareholder and asset threshold. We have also revised the risk factor to accurately state that Section 12(g) imposing registration requirements if our shareholder base exceeds (i) 2000 persons; or (ii) 500 non-accredited investors.

Description of Business

Our Business, page 17

9.
Please expand the discussion regarding how you intend to structure payment processing. For example, you state that you will hold the information until the service provider successfully completes the work. Please tell us how you intend to handle credit card charges denied by the issuing financial institution, and how you intend to credit the service provider’s account.

RESPONSE:
On page 17, we expand our discussion to include how we intend to structure payment processing. We state that it is done as a conditional payment where the service requester agrees that we will charge their credit card once services are completed. We do not charge the credit card until the services are performed.

10.
Please tell us whether you intend to implement any dispute resolution mechanism in the event that there is a dispute regarding whether a service has been “successfully completed.” Please also discuss whether you may incur any legal liability as a result of any such disputes.

RESPONSE:
On page 17, we discuss our intent to implement a dispute resolution mechanism for resolving disputes between parties. We also make clear that each party bears their own risk of non-payment or services not being successfully completed.

Transactions with Related Persons, Promoters and Certain Related Persons

11.
You state that you have not had any promoters in the past five fiscal years. Please provide your analysis for why Messrs. Knie and Myman do not fall within the definition of promoter as set forth in Rule 405. Alternatively, name them as such and ensure that your filing includes all disclosure regarding promoters that is required by Regulation S-K.

RESPONSE:	On page 27, we have stated that Messrs. Knie and Myman are promoters of the business because each, directly or indirectly, has taken initiative in founding and organizing the business.

12.
In your response to our prior comment 43, you state that ownership changes related to the YouPop trademark have not yet been recorded with the United States Patent and Trademark Office. Please tell us whether this poses any material risks to you.

RESPONSE:	On page 27, we have revised our disclosure to state that we have notified and recorded the ownership change to the YouPop trademark with the United States Patent and Trademark Office.

Signatures

13.	Please delete the preamble to the signatures of the person who are signing as directors. This language deviates from the text of Form S-1.

RESPONSE:	We have revised the preamble of the signatures of the person who is signing as directors to identically track the text of Form S-1.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Wally World Media, Inc.

By:	/s/ Darin Myman
Name: Darin Myman
Title: Chief Executive Officer